May 2, 2011

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MCG Capital Corporation
Commission File No. 814-00239
Definitive Proxy Materials

Ladies and Gentlemen:

On behalf of MCG Capital Corporation (the “Company”), transmitted herewith for filing pursuant to Rule 14a-6(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are definitive copies of the Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy relating to the Company’s 2011 Annual Meeting of Stockholders to be held on June 1, 2011. The Company expects to begin mailing its definitive proxy materials to its stockholders on or about May 2, 2011.

In accordance with Rule 14a-6(h), these materials are marked to indicate changes from the preliminary materials filed by the Company with the Commission on April 20, 2011. The revised material does not contain material revisions or material new proposals that constitute a fundamental change in the proxy material.

In accordance with the requirements of Rule 14a-3(c) under the Exchange Act, seven paper copies of the Company’s Annual Report to Stockholders for the fiscal year ended December 31, 2010, which is also scheduled to be mailed to stockholders, along with the definitive proxy materials, beginning on or about May 2, 2011, will be mailed to the Commission under separate cover.

Please call the undersigned at (703) 247-7552 should you have any questions or comments regarding this matter.

Very truly yours,

/s/ Tod K. Reichert
Tod K. Reichert
Senior Vice President

Attachments

1100 Wilson Boulevard · Suite 3000 · Arlington, VA 22209

703.247.7500 · 703.247.7505 (Facsimile)